Exhibit (a)(2)

July 12, 2019

Dear Stockholder:

On behalf of the board of directors of Aerohive Networks, Inc. (“Aerohive”), I am pleased to inform you that on June 26, 2019, Aerohive agreed to be acquired by Extreme Networks, Inc. (“Extreme”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) by and among Aerohive, Extreme and Clover Merger Sub, Inc., a wholly-owned subsidiary of Extreme (“Purchaser”). Purchaser has today commenced a tender offer to purchase all outstanding shares of common stock of Aerohive at a price of $4.45 per share, in cash, without interest (the “Offer Price”), subject to any applicable withholding and upon the terms and subject to the conditions of the Merger Agreement (the “Offer”).

After successful completion of the Offer, Purchaser will be merged with Aerohive (the “Merger”), and any Aerohive common stock not purchased in the Offer (other than shares held by Aerohive, Extreme or Purchaser or shares with respect to which appraisal rights are properly exercised under Section 262 of the Delaware General Corporation Law if certain other conditions and statutory requirements are met) will be converted into the right to receive an amount equal to the Offer Price. Unless subsequently extended, the Offer is scheduled to expire at midnight (New York City time) at the end of the day on August 8, 2019, subject to extension in certain circumstances as required or permitted by the Merger Agreement. As more fully set forth in the Merger Agreement, the Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn a number of shares of Aerohive common stock that, together with the shares then owned by Extreme or Purchaser, if any, represent at least a majority of all then outstanding shares of Aerohive common stock (determined in accordance with the Merger Agreement).

On June 26, 2019, the board of directors of Aerohive unanimously: (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the consideration to be paid in connection therewith, are fair to, and in the best interests of, Aerohive and its stockholders, (2) determined that it was in the best interests of Aerohive and its stockholders and advisable to enter into the Merger Agreement, (3) approved, adopted and authorized the execution and delivery by the Company of the Merger Agreement and any other agreements, certificates, documents, or other instruments contemplated thereby or to be executed or delivered in connection with the transactions contemplated by the Merger Agreement, and (4) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Aerohive common stock pursuant to the Offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Aerohive’s solicitation/recommendation statement, the board of directors recommends that Aerohive stockholders accept the Offer and tender their shares of Aerohive common stock pursuant to the Offer.

The solicitation/recommendation statement contains additional information relating to the Transactions, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Purchaser’s Offer to Purchase, dated July 12, 2019, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Aerohive board of directors, we thank you for your support.

Sincerely,

David K. Flynn
President and Chief Executive Officer
Chair of the Board of Directors